Exhibit 99.1

AMARIN APPOINTS DECLAN DOOGAN TO NEW POSITION OF
PRESIDENT-RESEARCH AND DEVELOPMENT

Former Pfizer Head-Global Research & Development Brings Wealth of
Knowledge and Industry Experience

LONDON, United Kingdom, April 10, 2007, Amarin Corporation plc (NASDAQ: AMRN) (“Amarin” or "Company") today announced the appointment of Declan Doogan, M.D. to the newly-created position of President, Research & Development.

Most recently, Dr. Doogan was Senior Vice President and Head of Worldwide Development at Pfizer Global Research & Development. In recent years, he held a number of senior positions in Pfizer in the US and the UK.  Dr. Doogan joined Pfizer in 1982, where he led the Zoloft clinical development program.  He held positions in the UK and in Japan, where he was initially Medical Director and later head of the company’s development organization. Dr. Doogan holds a Visiting Professorship of Drug Development Science with Kitasato University in Japan. In addition, Dr. Doogan holds a number of non-executive directorships in the US and the UK.

Dr. Doogan received his medical degree from Glasgow University in 1975. He is a Fellow of the Royal College of Physicians of Glasgow and the Faculty of Pharmaceutical Medicine in the UK.

Mr. Rick Stewart, Amarin’s Chief Executive Officer, commented,

“We are delighted that Declan is joining the Amarin team.  His experience will be invaluable in the effective management and integration of our research, development, clinical and medical affairs activities. Declan brings to Amarin both a clear understanding of what it takes to bring products through to market and a strategic understanding of how to manage a drug development portfolio. We are confident he will provide strong leadership, and will successfully manage and advance our pipeline in central nervous system (CNS) disorders.”

Dr. Doogan commented on his appointment,

“Now is a particularly exciting time in the CNS field, so I am delighted to be joining Amarin at a pivotal stage in its growth and development. I believe Amarin has some great opportunities in its pipeline and I look forward to drawing on my experience and to working with Amarin’s management team to drive forward and develop its portfolio.”

About Amarin
Amarin is committed to improving the lives of patients suffering from diseases of the central nervous system.  Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs.

Amarin has a late-stage drug development pipeline.  Miraxion, Amarin’s lead development compound, is in phase III development for Huntington's disease (“HD”), phase II development for depressive disorders and entering Phase IIa development for Parkinson’s disease.  Amarin’s core development pipeline also includes the global rights to an oral formulation of apomorphine for treating patients with advanced Parkinson’s disease and a nasal formulation of lorazepam for treating emergency seizures.

Miraxion for HD is being developed under a Special Protocol Assessment agreed with the US Food and Drug Administration (“FDA”), has been granted Fast Track designation by the FDA and has received Orphan Drug designation in the US and Europe.

Amarin has its primary stock market listing in the US on NASDAQ (“AMRN”) and secondary listings in the UK and Ireland on AIM (“AMRN”) and IEX (“H2E”) respectively.

For press releases and other corporate information, visit the Amarin website at http://www.amarincorp.com. Information on our website does not form part of this press release.

Contacts:
Amarin	+44 (0) 207 907 2442
Rick Stewart	Chief Executive Officer
Alan Cooke	Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.	+1 212 838 3777
Kim Golodetz
Anne Marie Fields

Media:
Powerscourt	+44 (0) 207 250 1446
Rory Godson
Victoria Brough

Disclosure Notice:

The information contained in this document is as of April 10, 2007.  Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments.  This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following:  the success of Amarin's research and development activities, including the phase III trials with Miraxion in Huntington's disease; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in UK and US generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin's ability to integrate its acquisition of Amarin Neuroscience Limited.  A further list and description of these risks, uncertainties and other matters can be found in Amarin's Annual Report on Form 20-F for the fiscal year ended December 31, 2006 and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.

Ends.